SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

                              AMENDMENT NO. 3

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                            GLEASON CORPORATION
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                              (Name of Issuer)

                       COMMON STOCK, PAR VALUE $1.00
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                       (Title of Class of Securities)

                                 377339106
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                               (CUSIP Number)

      James S. Gleason              Torque Acquisition Co., L.L.C.
      Gleason Corporation           c/o Vestar Capital Partners IV, L.P.
      1000 University Avenue        245 Park Avenue, 41st Floor
      Rochester, New York 14692     New York, New York 10167
      (716) 473-1000                (212) 351-1600
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          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                  Copy to:
                            Blaine V. Fogg, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000

                             December 29, 1999
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          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box | |.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                            (Page 1 of 6 pages)

     This Amendment No. 3 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D (the "Schedule 13D") originally filed on December 9, 1999 by Torque Acquisition Co., L.L.C. ("Acquisition Company"), a wholly owned subsidiary of Vestar Capital Partners IV, L.P. ("Vestar"), James S. Gleason, Janis F. Gleason, David J. Burns, John J. Perrotti, John J. Perrotti, as Custodian for Jason Perrotti under the New York Uniform Gift to Minors Act, John J. Perrotti, as Custodian for Christine J. Perrotti under the New York Uniform Gift to Minors Act, Edward
J. Pelta, John W. Pysnack, Gary J. Kimmet, the GST Exempt Trust for the benefit of James S. Gleason, and the Non Exempt Trust for the benefit of James S. Gleason, relating to the joint third-party tender offer by Acquisition Company and a self-tender offer by Gleason Corporation, a Delaware corporation (the "Company"), to purchase all of the outstanding shares of common stock, par value $1.00 per share, of the Company (the "Common Stock"), together with the associated preferred share purchase rights issued pursuant to a Rights Agreement, dated as of May 4, 1999, as amended, between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Rights" and, together with the Common Stock, the "Shares"), tendered pursuant to the Offer, with Acquisition Company agreeing to pay for and purchase the first 2,318,126 Shares tendered pursuant to the Offer and the Company agreeing to pay for and purchase all Shares tendered in excess of such 2,318,126 Shares paid for and purchased by Acquisition Company, at $23.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 15, 1999, and in the related Letter of Transmittal (which, as they may be amended or supplemented from time to time, together constitute the "Offer"). Capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 13D. Acquisition Company, James S. Gleason, Janis F. Gleason, David J. Burns, John J. Perrotti, John J. Perrotti, as Custodian for Jason Perrotti under the New York Uniform Gift to Minors Act, John J. Perrotti, as Custodian for Christine J. Perrotti under the New York Uniform Gift to Minors Act, Edward J. Pelta, John W. Pysnack, Gary J. Kimmet, the GST Exempt Trust for the benefit of James S. Gleason, and the Non Exempt Trust for the benefit of James S. Gleason, hereby amend and supplement the
Schedule 13D as follows:

ITEM 4.     PURPOSE OF THE TRANSACTION.

            Item 4 is hereby amended and supplemented as follows:

            On December 16, 1999, Plaintiff Melissa Marotta served her complaint, Marotta v. Nichols, et al, C.A. No. 17643NC, upon the Company, Vestar Capital Partners and each of the Company's directors. Defendants were served plaintiff's first request for production of documents on December 29, 1999. On December 29, 1999, the Company, Vestar and the directors moved to dismiss this action for failure to state a claim upon which relief can be granted. Along with this motion, the Company, Vestar and the directors filed a motion to stay discovery. These motions are presently before the Court of Chancery of the State of Delaware, in and for New Castle County. The Court has not yet scheduled a hearing date for these motions or entered any orders related to the motions.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Item 7 is hereby amended and supplemented as follows:

40. Defendants' Notice of Motion, Motion to Dismiss and Opening Brief in Support thereof, filed December 29, 1999, in the matter of Marotta v. Nichols, et al, C.A. No. 17643NC, (Court of Chancery of New Castle County, Delaware), attached as Exhibit (g)(10) to the Schedule 14D-1 and incorporated herein by reference.

                                 SIGNATURE

            After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 30, 1999


                           /s/ James S. Gleason
                           -----------------------------------------------
                           James S. Gleason


                           /s/ Janis F. Gleason
                          ------------------------------------------------
                           Janis F. Gleason


                           /s/ David J. Burns
                          ------------------------------------------------
                           David J. Burns


                           /s/ John J. Perrotti
                          ------------------------------------------------
                           John J. Perrotti


                           /s/ John J. Perrotti
                          ------------------------------------------------
                           John J. Perrotti,
                           as Custodian for Jason Perrotti under
                           the New York Uniform Gift to Minors Act


                           /s/ John J. Perrotti
                          ------------------------------------------------
                           John J. Perrotti,
                           as Custodian for Christine J. Perrotti under
                           the New York Uniform Gift to Minors Act


                           /s/ Edward J. Pelta
                          ------------------------------------------------
                           Edward J. Pelta


                           /s/ John W. Pysnack
                          ------------------------------------------------
                           John W. Pysnack


                           /s/ Gary J. Kimmet
                          ------------------------------------------------
                           Gary J. Kimmet


                           The GST Exempt Trust for the benefit of James S. Gleason under Article Third (E) of the Trust Under Agreement dated March 8, 1989, with Lawrence C. Gleason

                           /s/ Tracy R. Gleason
                           -----------------------------------------------
                           Tracy R. Gleason, Successor Trustee


                           The Non Exempt Trust for the benefit of James S. Gleason under Article Third (F) of the Trust Under Agreement dated March 8, 1989, with Lawrence C. Gleason

                           /s/ Tracy R. Gleason
                           ------------------------------------------------
                           Tracy R. Gleason, Successor Trustee


                           TORQUE ACQUISITION CO., L.L.C.

                           By:/s/ Sander M. Levy
                           ------------------------------------------------
                           Name:  Sander M. Levy
                           Title: President

                               EXHIBIT INDEX

40. Defendants' Notice of Motion, Motion to Dismiss and Opening Brief in Support thereof, filed December 29, 1999, in the matter of Marotta v. Nichols, et al, C.A. No. 17643NC, (Court of Chancery of New Castle County, Delaware), attached as Exhibit (g)(10) to the Schedule 14D-1 and incorporated herein by reference.